Exhibit 16.1

September 20, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously engaged as the independent registered public accounting firm for InPhonic, Inc. and subsidiaries (the Company), under the date of March 8, 2005, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2004 and 2003. On September 12, 2005, our appointment as the independent registered public accounting firm was terminated. We have read the Company’s statements included under Item 4.01 of its Form 8-K/A dated September 20, 2005, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP